Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 23, 2012 (December 19, 2012 as to earnings per share information) relating to (i) the consolidated financial statements of Pinnacle Foods Inc. as of and for the years ended December 25, 2011 and December 26, 2010 and adjustments to retrospectively reflect earnings per share information in the consolidated financial statements for the year ended December 27, 2009, and (ii) the financial statement schedule as of and for the years ended December 25, 2011 and December 26, 2010.

We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

December 19, 2012